March 9, 2004

Ms. Barbara C. Jacobs
Assistant Director
Office of Computers and Online Services
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Integrated Business Systems and Services, Inc. Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-76998) Filed on January 18, 2002

Dear Ms. Jacobs:

     Integrated Business Systems and Services, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-76998), filed with the Commission on January 18, 2002 (together with all exhibits, the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended.

     No securities were sold in connection with any offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission.

     The intent of the Registration Statement was to register up to 1,668,972 shares of the Company’s common stock owned by certain selling shareholders (“Selling Shareholders”), including 20,000 shares of the Company’s common stock owned by the Selling Shareholders, 966,750 shares of the Company’s common stock issuable upon the exercise of related warrants owned by the Selling Shareholders, and 682,222 shares of the Company’s common stock issuable upon the conversion of certain debt. The Company has determined that it is not in the best interests of the Company to proceed with the Registration Statement at the present time. Accordingly, the Company has filed this request for withdrawal of its Registration Statement on Form S-3.

Sincerely yours, INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
By:	/s/ George E. Mendenhall
George E. Mendenhall
Chief Executive Officer